November 14, 2009


U.S. Securities and Exchange Commission	                   BY EDGAR
100 F Street, N.E.
Washington, DC  20549
Attention:	Mr. Kevin Woody
		Accounting Branch Chief

Re: Oakridge Holdings, Inc.
    Amendment No. 1 to Form 10-K for Fiscal Year Ended
    June 30, 2008
    Filed September 29, 2009
    Form 10-KSB for Fiscal Year Ended
    June 30, 2008
    Filed September 29, 2008
    Form 10-Q for the Quarterly Period Ended
    September 30, 2008
    Filed November 12, 2008
    Form 10-Q for the Quarterly Period Ended
    December 31, 2008
    Filed February 17, 2009
    Definitive Proxy Statement
    Filed October 27, 2008
    File No. 000-01937



Ladies and Gentlemen:

On behalf of Oakridge Holdings, Inc. ("Oakridge" or the "Company"), I am pleased to submit this response to the comments of the Staff on the above-referenced filings, as set forth in Mr. Woody's letter to me dated November 10, 2009. For convenience, the Staff's numbered comments are set forth below, followed by Oakridge's responses.

Oakridge hereby represents that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings and (iii) Oakridge may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Amendment No. 1 to Form 10-K for Fiscal Year Ended June 30, 2008

1. Comment: We note your reference to the Private Securities Litigation Reform Act of 1995. Please note that the safe harbors for forward-looking statements provided by the PSLRA are not available to penny stock issuers. In future filings, please either remove the reference to the PSLRA or explain to us why you believe you are eligible to take advantage of the safe harbors for forward-looking statements.

    Response:  The Company will not reference the PSLRA in future filings.

2. Comment: In your response to comment 10 in our letter dated March 3, 2009, you indicated that Robert Harvey is your chief executive officer, chief financial officer and principal accounting officer. In future filings, please also include the title of "principal accounting officer" in Mr. Harvey's signature block.

    Response: The Company will add "principal accounting officer" to Mr. Harvey's signature block in future filings.

If we can facilitate the Staff's review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at
(651) 454-5112.  My fax number is (651) 454-5143.


Sincerely,

/s/ Robert C. Harvey

Robert C. Harvey
President and Chief Executive Officer